MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SECOND QUARTER OF 2017

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

This management’s discussion and analysis ("MD&A"), which is dated as of August 16, 2017, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the three and six months ended June 30, 2017. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and six months ended June 30, 2017 (the “Interim Financial Statements”) together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2016 (the “Annual Financial Statements”). All dollar amounts in this MD&A are expressed in thousands of dollars (except per share and per ounce amounts) and, unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars and in accordance with International Financial Reporting Standards (“IFRS”)). All share, share option and warrant amounts (except per share amounts) are presented in thousands and have been adjusted to reflect the Share Consolidation (as defined in the Second Quarter 2017 Summary and Highlights). Additional information relating to the Company, including the Company's annual report on Form 20-F dated April 2, 2017, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of costs, cash flows, future gold production (including the timing thereof), Mineral Resource and Mineral Reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated Mineral Resources or Mineral Reserves (the Company's Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

CONTENT

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

CORE BUSINESS

Banro’s core business focus is the development and production of mineral properties in the DRC. Banro is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production on September 1, 2012, and January 1, 2016, respectively. The Company also wholly owns two additional gold projects – Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company also undertakes exploration activities at its DRC properties with the objective of delineating additional mineral resources. As well, the Company’s DRC subsidiary, Banro Congo Mining SA, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers. All business activities are followed in a socially and environmentally responsible manner.

For the purpose of this MD&A, cash costs, all-in-sustaining costs, average gold price received, gold margin and EBITDA are Non-IFRS measures. Refer to the Non-IFRS Measures section of this MD&A for additional information.

SECOND QUARTER 2017 SUMMARY AND HIGHLIGHTS

(I) FINANCIAL

The table below provides a summary of financial and operating results for the three and six months ended June 30, 2017 and 2016 as well as the three months ended March 31, 2017.

	Q2 2017	Q2 2016(1)	Change %	Q1 2017(1)	H1 2017	H1 2016(1)	Change %
Selected Financial Data
Operating revenues	41,876	59,649	(30%)	55,226	97,102	106,189	(9%)
Total mine operating expenses[1]	(38,075)	(50,217)	(24%)	(50,539)	(88,614)	(93,186)	(5%)
Gross earnings from operations	3,801	9,432	(60%)	4,687	8,488	13,003	(35%)
Loss on Recapitalization	(9,969)	-	-	-	(9,969)	-	-
Net loss	(21,787)	(14,326)	52%	(15,620)	(37,407)	(38,040)	(2%)
EBITDA	6,596	16,432	(60%)	12,536	19,132	25,467	(25%)
Basic net loss per share ($/share)	(0.23)	(0.47)	(51%)	(0.51)	(0.60)	(1.33)	(145%)
Key Operating Statistics
Average gold price received ($/oz)	1,187	1,201	(1%)	1,158	1,171	1,159	1%
Gold sales (oz)	35,280	49,681	(29%)	47,673	82,953	91,648	(9%)
Gold production (oz)	38,739	49,673	(22%)	46,215	84,954	93,865	(9%)
All-in sustaining cost per ounce ($/oz) – mine site	1,128	901	25%	933	1,016	880	15%
Cash cost per ounce ($/oz)	824	735	12%	776	797	750	6%
Gold margin ($/oz)	363	466	(22%)	382	374	409	(9%)
Financial Position
Cash	3,492	5,507		7,584	3,492	5,507
Gold bullion inventory at market value[2]	13,752	7,645		9,547	13,752	7,645
Total assets	676,402	674,879		664,065	676,402	674,879
Long term debt - current and non-current	184,172	192,464		207,500	184,172	192,464

(1)

Results for three months ended March 31, 2017 and the three and six months ended June 30, 2016 have been restated to reflect a change in the accounting policy for the treatment of exploration and evaluation costs. See Notes 3c and 29 of the Interim Financial Statements.

(2)	Includes depletion and depreciation.
(3)	This represents 11,073 ounces of gold bullion inventory shown at June 30, 2017 closing market price of $1,242 per ounce of gold.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

•

On April 19, 2017, the Company completed a recapitalization transaction (the “Recapitalization”) within a Plan of Arrangement as governed by the Canada Business Corporations Act, the details of which included:

-

the refinancing of the maturing $175,000 notes (the “Old Notes”) and $22,500 Term Loan with $197,500 of 2017 Notes with a 4-year maturity (all as defined in Note 15 of the Interim Financial Statements) and new common shares of the Company, representing approximately 10% of the common shares of the Company on a fully-diluted basis;

-

the conversion of the outstanding Preference Shares and Private Placement Preferred Shares (as defined in Note 16 of the Interim Financial Statements), including the value of accrued and unpaid dividends of $3,530, into common shares of the Company, representing approximately 60% of the common shares of the Company on a fully-diluted basis;

-

the execution of a gold forward sale agreement to raise $45,000 to be used by the Company for working capital and general corporate purposes, including to fund transaction costs and repay a $6,500 Interim Loan (as defined in Note 11 of the Interim Financial Statements) provided in February 2017 and the repayment of a $5,000 gold forward sale agreement provided in April 2017;

-	the extension of the maturity dates on the $10,000 Baiyin Loan (as defined in Note 15 of the Interim Financial Statements) from July 15, 2018 and September 1, 2018 to February 28, 2020;

-	the cancellation of all stock options with an exercise price equal to or greater than Cdn$0.80 per share on a pre- Share Consolidation basis; and

-	the incurral of transaction costs of $4,618 and fair value losses on conversion of Preference Shares and Private Placement Preferred Shares of $18,423.

•

Revenues for the three and six months ended June 30, 2017 were $41,876 and $97,102, respectively, being 30% and 9% decreases compared to the corresponding prior year periods of $59,649 and $106,189, respectively. During the second quarter of 2017, ounces of gold sold decreased by 29% to 35,280 ounces compared to sales of 49,681 ounces during the second quarter of 2016 due to lower production at Namoya and Twangiza as well as the impact of timing on gold sales. The average gold price per ounce sold during the second quarter of 2017 was $1,187 compared to an average price of $1,201 per ounce obtained during the second quarter of 2016. The average realized price for the second quarter of 2017 was lower than the average spot market price due to lower prices for stream revenues recognized.

•

Mine operating expenses, including depletion and depreciation, for the three and six months ended June 30, 2017 were $38,075 and $88,614, respectively, compared to the corresponding prior year periods of $50,217 and $93,186, respectively. The decrease is a result of decreased mining activities at both mines, primarily due to the availability of critical supplies and temporary suspensions in operations.

•

Gross earnings from operations for the three and six months ended June 30, 2017 were $3,801 and $8,488, respectively, compared to $9,432 and $13,003, respectively, for the corresponding periods of 2016. The 30% and 9% decreases in revenue for the three and six months ending June 30, 2017, were offset by 24% and 5% decreases in mine operating expenses, respectively, as a result of the operating activities from the two mines and the limitations presented by restrictions in key supplies and two temporary suspensions of operations at Namoya.

•

Net loss for the three and six months ended June 30, 2017 of $21,787 and $37,407, respectively, were primarily driven by the lower production levels and finance expenses which included the loss on the Recapitalization.

•

Cash costs per ounce on a sales basis for the first half of 2017 were $797 per ounce of gold, representing a 6% increase from $750 per ounce of gold in the first half of 2016. Cash costs per ounce on a sales basis for the second quarter of 2017 were $824 per ounce of gold, a 12% increase from $735 per ounce of gold in the second quarter of 2016. Cash costs for the second quarter of 2017 were higher than the corresponding prior year period mainly due to the lower levels of production at both Twangiza and Namoya.

•

Mine site all-in sustaining costs for the first half of 2017 were $1,016 per ounce (compared to $880 per ounce of gold in the first half of 2016) driven by higher cash costs and higher levels of sustaining capital expenditures per ounce. Mine site all-in sustaining costs for the second quarter of 2017 were $1,128 per ounce (compared to $901 per ounce of gold in the second quarter of 2016) driven by higher cash costs and higher levels of sustaining capital expenditures per ounce. The higher sustaining capital per ounce was driven by the decrease in production at both operations compared to the corresponding prior year periods.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

•

Consolidated EBITDA for the six months ended June 30, 2017 was $19,132 compared to $25,467 for the corresponding period of 2016, reflecting the lower production levels at Twangiza and Namoya. The EBITDA at Twangiza was $4,710 for the second quarter of 2017 compared to $11,889 for the corresponding prior year period reflecting lower production levels. Namoya’s EBITDA was $6,045 for the second quarter of 2017 compared to $8,298 in the corresponding prior year period, similarly reflecting the lower production levels. Consolidated EBITDA for the second quarter of 2017 was $6,596 as compared to $16,432 for the second quarter of 2016 (refer to the Non-IFRS Measures section for further detail).

(II) OPERATIONAL - TWANGIZA

•	During the second quarter of 2017, Twangiza experienced no loss time injuries (“LTIs”).

•

During the second quarter of 2017, the plant at the Twangiza Mine processed 386,295 tonnes of ore (compared to 414,829 tonnes during the second quarter of 2016). Ore was processed during the second quarter of 2017 at an indicated head grade of 2.42 g/t Au (compared to 2.75 g/t Au during the second quarter of 2016) with a recovery rate of 67.4% (compared to 75.7% during the second quarter of 2016) to produce 19,588 (compared to 26,218 during the second quarter of 2016) ounces of gold.

(III) OPERATIONAL – NAMOYA

•	During the second quarter of 2017, Namoya experienced no LTIs.

•

Namoya’s operations were interrupted by two security incidents during the second quarter of 2017. The impact included the loss of 8.5 days of mining operations during the second quarter. The delivery of the new mining fleet in July 2017 is expected to assist in achieving higher levels of gold production.

•

During the second quarter of 2017, the plant at the Namoya Mine stacked 579,179 tonnes of ore (compared to 485,319 tonnes during the second quarter of 2016). The head grade of the ore stacked during the second quarter of 2017 was 1.85 g/t Au (compared to 2.03 g/t Au during the second quarter of 2016). Namoya produced 19,151 ounces of gold during the second quarter of 2017 (compared to 23,455 ounces of gold during the second quarter of 2016).

(IV) EXPLORATION

•	During the second quarter of 2017, exploration activities were limited to low level regional exploration and near- mine exploration.

(V) CORPORATE DEVELOPMENT

•	On May 23, 2017, subsequent to the issuance of common shares under the Recapitalization, all of the common shares issued and outstanding were consolidated on the basis of one common share in the capital of the Company for every 10 existing common shares (the “Share Consolidation”) resulting in the Company having 109,858 common shares outstanding.

(VI) SUBSEQUENT EVENTS

•	In July 2017, Banro entered into a financing arrangement to provide additional operational working capital to support the Company’s ongoing activities at its Twangiza and Namoya mines. The financing arrangement comprises the following two elements:

(a)	The execution of two gold forward sale agreements to raise US$26 million:

i.

The first gold forward sale agreement is with the Company’s two largest shareholders as purchasers, “Gramercy” and “Baiyin” (each as defined in the Related Party Transactions section below), and provides for the prepayment by the purchasers of $20 million for their purchase of a total of approximately 20,924 ounces of gold from the Namoya mine, with gold deliveries over 12 months beginning January 2018, at approximately 1,744 ounces of gold per month. The forward sale may be terminated at any time upon a payment in cash or gold to provide an internal rate-of-return (“IRR”) of 15% to the purchasers. The terms of the forward sale also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure an effective realized gold price of $1,100 per ounce for that month’s gold delivery.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

ii.

The second gold forward sale agreement is with Baiyin as purchaser, and provides for the prepayment by the purchaser of $6 million for its purchase of a total of approximately 6,337 ounces of gold from the Twangiza mine, with gold deliveries over eight months beginning January 2018, at approximately 792 ounces of gold per month. The forward sale may be terminated at any time upon a payment in cash or gold to provide an IRR of 19.54% to the purchaser. The terms of the forward sale also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure an effective realized gold price of $1,100 per ounce for that month’s gold delivery.

(b)

A deferral of gold delivery obligations from July 1, 2017 until December 31, 2017 under an existing Twangiza gold forward sale agreement and under the Namoya stream agreement, in each case with Gramercy. Assuming a gold price of $1,250 per ounce during the six-month deferral period (net of the $150 per ounce gold transfer price in the case of the stream deferred gold), the estimated total value of the deferred gold deliveries is approximately $8.2 million. The gold delivery schedule for these agreements has been amended such that the deferred gold (estimated to be approximately 7,172 ounces) plus additional ounces in lieu of the associated financing charges will be delivered over the first eight months of 2018, in order to maintain the implied IRR of the original terms.

OUTLOOK

Banro intends to control costs by continuing to improve operating efficiencies through optimizing operating procedures and increasing production and processing capacities at Twangiza and Namoya to benefit from economies of scale, while maintaining strong environmental and safety standards.

The Company is actively investigating the possibility of establishing underground mining under the existing open pits. Given Twangiza and Namoya’s favorable topography, adit access by horizontal or nearly horizontal shafts would be employed which could be less capital intensive than typical underground mining operations which utilize vertical shafts.

With regard to the lower than expected gold production achieved at both mines during the first six months of 2017 and the ongoing challenging operating environment given the current instability in the DRC, the Company does not expect to reach its previously provided 2017 gold production outlook and is currently not in a position to provide updated forward-looking gold production information for the remainder of 2017.

In light of the Company’s ongoing operational and working capital challenges, the Company is continuing to explore opportunities to raise additional financing and/or refinance existing obligations with the objective of supporting the Company’s operating activities. No assurance can be given with respect to the Company successfully obtaining additional financing or refinancing.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

TWANGIZA MINE

Twangiza’s efforts in the first half of 2017 were focused on continuing to deliver results in line with the current design capacity of the plant and moving increased amounts of waste in order to expose additional ore zones. As Twangiza progresses through the remainder of the year, increased mining activities will support a shift in focus to increasing throughput and gold production.

TWANGIZA MINE	Q2 2017	Q1 2017	Change %	Q2 2016	Change %
Gold sales (oz)	17,197	24,578	(30%)	26,492	(35%)
Gold produced (oz)	19,588	23,115	(15%)	26,218	(25%)
Material mined (t)	2,997,030	2,066,882	45%	1,046,552	186%
Ore mined (t)[1]	507,387	603,460	(16%)	450,491	13%
Waste mined (t)	2,489,643	1,463,422	70%	596,061	318%
Strip ratio (t:t)[2]	4.91	2.43	102%	1.33	269%
Ore milled (t)[1]	386,295	386,870	0%	414,829	(7%)
Head grade (g/t Au)[3]	2.42	2.70	(10%)	2.75	(12%)
Recovery (%)	67.4	68.4	(1%)	75.7	(11%)
Cash cost per ounce (US$/oz)	837	816	3%	693	21%

(1)	The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.
(2)	Strip ratio is calculated as waste mined divided by ore mined.
(3)	Head grade refers to the indicated grade of ore milled.

Mining productivity continued to improve during the second quarter of 2017, with Twangiza moving increased amounts of waste material and ore with the goal of achieving increased ore deliveries to the mill in future quarters. Recoveries at Twangiza during the second quarter continued to be impacted by the blend of ore types based on available mining faces. The combined impact of lower mill throughput, head grade and recoveries during the second quarter resulted in the gold production at Twangiza decreasing compared to both the first quarter of 2017 and the second quarter of 2016.

Gross spending and unit costs for Twangiza for the second quarter of 2017 compared to the first quarter of 2017 and the second quarter of 2016 are as follows:

Mine Operating Costs	($000s)			Cost per tonne Milled ($/t)
	Q2 2017	Q1 2017	Q2 2016	Q2 2017	Q1 2017	Q2 2016
Mining Costs	5,489	4,926	4,722	14.21	12.73	11.38
Processing Costs	8,148	8,454	8,582	21.09	21.85	20.69
Overhead	4,331	4,319	5,431	11.21	11.16	13.09
Direct Spend	17,968	17,699	18,735	46.51	45.74	45.16
Inventory Adjustments	(3,571)	2,346	(365)	(9.24)	6.06	(0.88)
Total mine operating cost	14,397	20,045	18,370	37.27	51.80	44.28
Total tonnes milled	386,295	386,870	414,829

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

Gross spending and unit costs for Twangiza for the first half of 2017 compared to corresponding period in 2016 are as follows:

Mine Operating Costs	(in ‘000s)		Cost per tonne Milled ($/t)
	H1 2017	H1 2016	H1 2017	H1 2016
Mining Costs	10,415	8,833	13.47	10.65
Processing Costs	16,602	17,136	21.47	20.65
Overhead	8,650	10,604	11.19	12.78
Direct Spend	35,667	36,573	46.13	44.08
Inventory Adjustments	(1,225)	(2,077)	(1.58)	(2.51)
Total mine operating cost	34,442	34,496	44.55	41.57
Total tonnes milled	773,165	829,759

Mining

A total of 2,997,030 tonnes of material were mined at Twangiza during the three months ended June 30, 2017, an increase of 45% from Q1 2017 of 2,066,082 tonnes and an increase of 186% from Q2 2016 of 1,046,552 tonnes. Total ore mined of 507,387 tonnes decreased by 16% compared to the first quarter of 2017 (Q2 2016 – 450,491 tonnes). The total tonnes mined increased by 45% in Q2 2017 compared to Q1 2017 while the corresponding increase in the cost of mining operations was only 11% as the operations continue to benefit from economies of scale and increased use of owner operated equipment. The strip ratio in Q2 2017 of 4.91 increased from Q1 2017 of 2.43 and Q2 2016 of 1.33 as the operation continued to move additional waste to expose ore zones. The H1 2017 mining program has resulted in the need to increase drilling and blasting activities in addition to the increased strip ratio and preparing the central pit, increasing the cost per tonne milled from $12.73 in the first quarter of 2017 to $14.21 in the second quarter of 2017.

Processing & Engineering

For the three months ended June 30, 2017, the plant at the Twangiza Mine processed 386,295 tonnes of ore, consistent with 386,870 tonnes in the first quarter of 2017. Gross processing costs were consistent with Q1 2017 resulting in a cost per tonne milled of $21.09 compared to $21.85 per tonne in Q1 2017. Recoveries during the second quarter of 2017 decreased compared to Q1 2017 primarily due to the mix of ore type processed.

Sustaining Capital Activities

During the second quarter of 2017, sustaining capital expenditures of approximately $4,384 at Twangiza were primarily comprised of the ongoing construction of the tailings management facility (“TMF”) and the purchase of mobile crushers and other equipment.

Cash Cost and All-In Sustaining Costs

Cash costs per ounce sold at Twangiza for the second quarter of 2017 was $837 per ounce increasing moderately from $816 per ounce in the first quarter of 2017 as a result of lower production, partially offset by a larger inventory adjustment. The all-in sustaining costs increased from $978 per ounce in the first quarter of 2017 to $1,092 per ounce in the second quarter of 2017 due to a combination of the higher cash costs as well as an increase in the sustaining capital, driven by the lower levels of production.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

Cash Cost per ounce sold	(US$/ounce)
	Q2 2017	Q1 2017	Q2 2016
Mining Costs	319	200	178
Processing Costs	474	344	324
Overhead	252	176	205
Direct Spend	1,045	720	707
Inventory Adjustments	(208)	96	(14)
Total cash costs per ounce	837	816	693
Total ounces sold	17,197	24,578	26,492
All-in sustaining costs per ounce	1,092	978	851

NAMOYA MINE

In 2017, Namoya remains focused on delivering results in line with design capacity and moving increased amounts of waste in order to expose additional ore zones for future production.

NAMOYA MINE	Q2 2017	Q1 2017	Change %	Q2 2016	Change %
Gold sales (oz)	18,083	23,095	(22%)	23,189	(22%)
Gold produced (oz)	19,151	23,100	(17%)	23,455	(18%)
Material mined (t)	2,238,654	2,384,658	(6%)	1,904,968	18%
Ore mined (t)[1]	533,537	487,629	9%	452,982	18%
Waste mined (t)	1,705,117	1,897,029	(10%)	1,451,986	17%
Strip ratio (t:t)[2]	3.20	3.89	(18%)	3.21	0%
Ore stacked (t)[1]	579,179	507,422	14%	485,319	19%
Head grade (g/t Au)[3]	1.85	2.08	(11%)	2.03	(9%)
Recovery (%)[4]	77.8	79.6	(2%)	N/A	N/A
Cash cost per ounce (US$/oz)	812	735	10%	782	4%

(1)	The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.
(2)	Strip ratio is calculated as waste mined divided by ore mined.
(3)	Head grade refers to the indicated grade of ore stacked.
(4)	These recovery rates represent the percentage of leachable gold based on metallurgical test work performed on samples of the ore stacked during the period.

Ore tonnes mined increased by 9% in Q2 2017, while waste and total tonnes mined in Q2 2017 decreased 10% and 6%, respectively, compared to Q1 2017. These movements were primarily due to reduced availability of certain critical supplies and security incidents experienced on site. Tonnes stacked of 579,179 in Q2 2017 increased by 14% from Q1 2017. Namoya produced 19,151 ounces of gold in Q2 2017, a 17% decrease from Q1 2017, primarily due to the grade of material stacked.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

Gross spending and unit costs for Namoya for the second quarter of 2017 compared to the first quarter of 2017 and the second quarter of 2016 are as follows:

Mine Operating Costs	($000s)			Cost per tonne Stacked ($/t)
	Q2 2017	Q1 2017	Q2 2016	Q2 2017	Q1 2017	Q2 2016
Mining Costs	7,351	6,869	7,871	12.69	13.54	16.22
Processing Costs	5,960	5,941	7,689	10.29	11.71	15.84
Overhead	6,017	5,689	4,018	10.39	11.21	8.28
Direct Spend	19,328	18,499	19,578	33.37	36.46	40.34
Inventory Adjustments	(4,639)	(1,528)	(1,435)	(8.01)	(3.01)	(2.96)
Total mine operating cost	14,689	16,971	18,143	25.36	33.45	37.38
Total tonnes stacked	579,179	507,422	485,319

Gross spending and unit costs for Namoya for the first half of 2017 compared to corresponding period in 2016 are as follows:

			Cost per tonne Stacked
Mine Operating Costs	(in ‘000s)		($/t)
	H1 2017	H1 2016	H1 2017	H1 2016
Mining Costs	14,220	13,511	13.09	15.02
Processing Costs	11,901	14,554	10.95	16.18
Overhead	11,706	9,463	10.77	10.52
Direct Spend	37,827	37,528	34.81	41.72
Inventory Adjustments	(6,167)	(3,334)	(5.68)	(3.71)
Total mine operating cost	31,660	34,194	29.13	38.01
Total tonnes stacked	1,086,601	899,439

Direct spending costs for Q2 2017 increased from Q1 2017 as a result of increased operating activities despite being impacted by shortages of critical supplies which restricted processing activities from achieving levels in line with expectations. On a unit basis, the cost per tonne stacked during Q2 2017 decreased from Q1 2017 as a result of higher stacking levels.

Mining

A total of 2,238,654 tonnes of material was mined during Q2 2017 (Q1 2017 – 2,384,658 tonnes, Q2 2016 – 1,904,968 tonnes) including ore of 533,537 tonnes (Q1 2017 – 487,629 tonnes, Q2 2016 – 452,982 tonnes). In Q2 2017, total tonnes mined decreased by 6% from Q1 2017 while ore mined increased by 9% resulting in the strip ratio decreasing from 3.89 to 3.20. On a cost per tonne mined basis, Q2 2017 mining cost was $3.28 per tonne compared with $2.88 per tonne in Q1 2017 and the mining cost per tonne stacked decreased to $12.69 in Q2 2017 compared to $13.54 in Q1 2017 as a result of the decreased strip ratio with lower waste tonnes mined, combined with higher tonnes stacked.

Processing & Engineering

During Q2 2017, tonnes of ore stacked increased 14% to 579,179 tonnes compared to 507,422 tonnes in Q1 2017 primarily due to shortages of critical supplies during Q1 2017. The processing cost per tonne stacked in Q2 2017 decreased 12% to $10.29 compared to $11.71 in Q1 2017 as a result of higher tonnes stacked. Recoveries at Namoya are between 77% and 80%, which is consistent with prior and on-going metallurgical test work.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

Sustaining Capital Activities

During Q2 2017, sustaining capital at Namoya was $6,318, consisting of the extension of the heap leach pad and mobile equipment.

Security Incidents

During Q2 2017, 8.5 days of operations were lost due to two separate security incidents that occurred at Namoya.

Cash Cost and All-In Sustaining Costs

Cash costs per ounce sold at Namoya for Q2 2017 were $812 compared to $735 and $782 for Q1 2017 and Q2 2016 respectively. The increase in cash costs was driven by lower production levels. All-in sustaining costs per ounce for Q2 2017 were $1,162, representing an increase from the all-in sustaining costs per ounce in Q1 2017 of $886 per ounce with higher cash costs partially offset by lower levels of sustaining capital.

	(US$/ounce)
Cash Cost per ounce sold
	Q2 2017	Q1 2017	Q2 2016
Mining Costs	406	298	339
Processing Costs	330	257	332
Overhead	333	246	173
Direct Spend	1,069	801	844
Inventory Adjustments	(257)	(66)	(62)
Total cash costs per ounce	812	735	782
Total ounces sold	18,083	23,095	23,189
All-in sustaining costs per ounce	1,162	886	957

EXPLORATION

During the second quarter of 2017, the exploration team continued with near mine resource development activities at Namoya and low level regional exploration and target generation works in the Twangiza, Lugushwa and Kamituga projects. Regional exploration activities included auger drilling, adit sampling and geological mapping. These regional activities resulted in the discovery of a high-grade mineralized zone in the Ntula prospect in the region of Twangiza (refer to Banro’s April 12, 2017 press release).

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this MD&A.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

SELECTED FINANCIAL RESULTS OF OPERATIONS

Selected Financial Data	Q2 2017	Q2 2016(1)	Change %	Q1 2017(1)	H1 2017	H1 2016(1)	Change %

Operating revenues ($000's)	41,876	59,649	(30%)	55,226	97,102	106,189	(9%)
Production costs ($000's)	(29,086)	(36,513)	(20%)	(37,016)	(66,102)	(68,690)	(4%)
Depletion and depreciation ($000's)	(8,989)	(13,704)	(34%)	(13,523)	(22,512)	(24,496)	(8%)
Gross earnings from operations ($000's)	3,801	9,432	(60%)	4,687	8,488	13,003	(35%)
Exploration and evaluation costs ($000’s)	(2,480)	(2,665)	(7%)	(2,156)	(4,636)	(4,684)	(1%)
General & administration ($000's)	(3,598)	(4,282)	(16%)	(3,166)	(6,764)	(7,919)	(15%)
Loss on Recapitalization ($000’s)	(9,969)	-	-	-	(9,969)	-	-
Finance expenses ($000's)	(21,715)	(10,382)	187%	(12,101)	(33,815)	(22,747)	84%
Net loss ($000's)	(21,787)	(14,326)	133%	(15,620)	(37,407)	(38,040)	29%
EBITDA ($000's)	6,596	16,432	(60%)	12,536	19,132	25,467	(25%)
Basic net loss per share ($/share)	(0.23)	(0.47)	(23%)	(0.51)	(0.60)	(1.33)	(41%)

(1)

Results for three months ended March 31, 2017 and the three and six months ended June 30, 2016 have been restated to reflect a change in the accounting policy for the treatment of exploration and evaluation costs. See Notes 3c and 29 of the Interim Financial Statements.

Operating Revenues

Operating revenues decreased by 30% to $41,876 in Q2 2017 as compared to Q2 2016 primarily as a result of lower production levels from both operations coupled with the impact of the timing of gold sales. During Q2 2017, ounces of gold sold decreased by 29% to 35,280 ounces compared to sales of 49,681 ounces during Q2 2016 due to decreased sales and production at both operations. The average gold price per ounce sold during Q2 2017 was $1,187, a 1% decrease compared to the average price of $1,201 per ounce realized in Q2 2016. The average gold price per ounce was lower than the average spot gold price during both periods as a result of lower implied prices for stream revenues recognized. The decrease in operating revenue from Q2 2016 to Q2 2017 was primarily a result of the decrease in ounces sold and lower realized gold prices.

Production costs by element

Production Costs				$/oz Sold						$/oz Sold
		Q2
	Q2 2017	2016	Change	Q2	Q2	Change	H1 2017	H1 2016	Change	H1	H1	Change
	($000's)	($000's)%		2017	2016	%	($000's)	($000's)%		2017	2016	%
Raw materials and consumables	13,248	12,637	5%	375	254	47%	26,007	23,973	8%	313	262	20%
Diesel	4,989	5,705	(13%)	141	115	23%	10,096	10,870	(7%)	122	119	3%
Salaries	8,135	7,808	4%	231	157	47%	15,807	15,788	0%	191	172	11%
Contractors	5,001	5,769	(13%)	142	116	22%	10,293	11,547	(11%)	124	126	(2%)
Other overhead	5,923	6,394	(7%)	168	129	30%	11,291	11,923	(5%)	136	130	5%
Direct spend	37,296	38,313	(3%)	1,057	771	37%	73,494	74,101	(1%)	886	809	10%
Inventory adjustments	(8,210)	(1,800)	356%	(233)	(36)	547%	(7,392)	(5,411)	37%	(89)	(59)	51%
Total production costs	29,086	36,513	(20%)	824	735	12%	66,102	68,690	(4%)	797	750	6%

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

Production costs, excluding inventory adjustments, for the three and six months ended June 30, 2017 decreased approximately 3% and 1%, respectively, from the corresponding periods in 2016. Details of changes in production cost categories are included below:

Raw materials and consumables

Raw materials and consumables increased 5% and 8%, respectively, during the three and six months ended June 30, 2017 versus the corresponding prior year periods primarily due to increased consumption levels from increased operational activity at both operations. As a result of the lower levels of gold production at both operations compared to the prior year periods, the cost per ounce sold for the three and six months ended June 30, 2017 increased 47% and 20%, respectively.

Diesel

Diesel costs decreased 13% and 7%, respectively, during the three and six months ended June 30, 2017 as compared to the corresponding prior year periods as a result of improvements in operating efficiencies as well as temporary reduction in operating activities during the period. Despite the gross savings on diesel, the diesel cost per ounce sold increased 23% and 3%, respectively, due to lower levels of production levels at both mines.

Salaries

Salaries increased during the three and six months ended June 30, 2017 compared to the corresponding prior year periods driven by increased operating activities at both operations as well as the replacement of contractors with internal resources. On a cost per ounce sold basis, the increases of 47% and 11% for the three and six months ended June 30, 2017, respectively, were driven by the lower production at both Twangiza and Namoya.

Contractors

Contractors’ expense decreased 13% and 11%, respectively, during the three and six months ended June 30, 2017 compared to the corresponding prior year periods as a result of the replacement of contractors with internal resources. On a cost per ounce sold basis, contractors costs increased 22% and decreased 2%, for the three and six months ended June 30, 2017, respectively, which was driven by the lower production levels during the second quarter and the reduced costs on a year-to-date basis.

Other overhead

Other overhead expense, which includes on-site administrative sundry costs, sales related costs, IT expenses, human resources expenditures and travel and camp costs, decreased 7% and 5% in the three and six months ended June 30, 2017, respectively, compared to the corresponding prior year periods primarily due to efforts to reduce overall operating costs. The cost per ounce sold increased 30% and 5%, for the three and six months ended June 30, 2017, respectively, compared to the corresponding periods of 2016 due to lower production levels at both mines, partially offset by the reduction in gross spending.

Inventory adjustments

The inventory adjustments credit to production costs increased in the three and six months ended June 30, 2017 compared to the corresponding prior year periods as a result of an increase in gold-in-process and gold bullion inventory levels.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

Exploration and Evaluation Expenditures

The Company incurred exploration and evaluation expenditures of $2,480 and $4,636 during the three and six month periods ended June 30, 2017, representing decreases of 7% and 1%, respectively, compared to the comparable 2016 periods as a result of a continued focus on the operating mines. The allocation of such exploration and evaluation expenditures by project was as follows:

	Q2 2017	Q2 2016		H1 2017	H1 2016
Exploration and evaluation expenditures			Change %			Change %
	($000's)	($000's)		($000's)	($000's)
Twangiza project	326	407	(20%)	628	731	(14%)
Namoya project	214	324	(34%)	441	563	(22%)
Lugushwa project	1,102	826	33%	1,740	1,431	22%
Kamituga project	638	855	(25%)	1,288	1,461	(12%)
Banro Congo Mining SARL	200	253	(21%)	539	498	8%
	2,480	2,665	(7%)	4,636	4,684	(1%)

General and administrative expenses

The table below provides the general and administrative expenses for the three and six months ended June 30, 2017 and 2016.

				$/oz Sold						$/oz Sold
	Q2	Q2
	2017	2016	Change	Q2	Q2	Change	H1 2017	H1 2016	Change	H1	H1	Change
	($000's)	($000's)%		2017	2016	%	($000's)	($000's)%		2017	2016	%
Salaries and employee benefits	706	716	(1%)	20	14	43%	1,488	1,428	4%	18	16	13%
Consulting, management and professional fees	539	718	(25%)	15	14	7%	933	1,112	(16%)	11	12	(8%)
Office and sundry	299	368	(19%)	8	7	14%	629	674	(7%)	8	7	14%
DRC corporate office	1,750	2,325	(25%)	50	47	6%	3,244	4,333	(25%)	39	47	(17%)
Depreciation	14	14	0%	-	-	0%	27	27	0%	-	-	0%
Other	290	141	106%	8	3	167%	443	345	28%	5	4	25%
General and administrative expenses	3,598	4,282	(16%)	101	85	19%	6,764	7,919	(15%)	81	86	(6%)

Other charges & provisions	1,080	6,175	(83%)	31	124	(75%)	3,480	15,598	(78%)	42	170	(75%)

General and administrative expenses decreased 16% and 15% to $3,598 and $6,764, respectively, for the three and six months ended June 30, 2017 compared to $4,282 and $7,919, respectively, for the corresponding periods in 2016. Details of changes in the general and administrative expenses category are as follows:

Salaries and employee benefits

Salaries and employee benefits decreased 1% and increased 4% respectively during the three and six-month periods ended June 30, 2017 compared to the corresponding periods of 2016.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

Consulting, management, and professional fees

Consulting, management, and professional fees consist of legal and auditing fees, which decreased to $539 and $933, respectively, for the three and six months ended June 30, 2017 compared to $718 and $1,112, respectively, for the corresponding periods of 2016 as a result of lower costs associated with audit and consulting services.

Office and Sundry

Office and sundry decreased to $299 and $629 for the three and six months ended June 30, 2017, respectively, compared to $368 and $674 for the corresponding periods of 2016 as a result of reduced spending in the current year.

DRC corporate office

The DRC corporate office provides in-country support for the operations. For the three and six months ended June 30, 2017, DRC regional office support expenses decreased to $1,750 and $3,244 from $2,325 and $4,333 respectively in the corresponding periods of 2016 as a result of reduced spending in the current year.

Other expenses

Other general and administrative expenses include travel and promotion expenses relating to a publicly traded company and contributions to the Banro Foundation, which increased by 106% and 28% in the three and six months ended June 30, 2017, respectively, compared to the corresponding periods of 2016 mainly due to increased governance activities associated with the Recapitalization as well as the timing of activities.

Finance expenses

Finance expenses increased in the three and six months ended June 30, 2017 compared to the corresponding periods of 2016, from $10,382 and $22,747 to $21,715 and $33,815, respectively, as a result of fair value losses of $9,969 and transactions costs related to the Recapitalization. As a result of the Recapitalization, interest and dividend expenses decreased during Q2 2017.

Other charges and provisions

Other charges and provisions decreased in the three and six months ended June 30, 2017 compared to the corresponding periods of 2016, from $6,175 and $15,598 to a gain of $2,397 and loss of $3, respectively, as a result of the gain on the refinancing of the long-term debt, partially offset in Q2 2017 by the conversion of the outstanding Preference Shares and Private Placement Preferred Shares into common shares of the Company on the Recapitalization.

Net loss

The Company’s net loss for the three and six months ended June 30, 2017 was $21,787 and $37,407, respectively, compared to net loss of $14,326 and $38,040, respectively, in the corresponding periods of 2016. The net loss in the current year is a result of lower gross earnings from operations, loss on the Recapitalization, and increases in finance expenses due to transaction costs.

EBITDA

EBITDA for the three and six months ended June 30, 2017 decreased 60% and 25% compared to the corresponding periods of 2016, to $6,596 from $16,432, and to $19,132 from $25,467, respectively, primarily due to decreases in gold ounces sold relating to both Twangiza and Namoya, which was offset during the six-month period by lower overall costs incurred.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

SUMMARY OF QUARTERLY RESULTS

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the last eight quarters. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by IASB. Results for Q1 2017 and 2016 have been restated to reflect a change in the accounting policy for the treatment of exploration and evaluation costs. See Notes 3c and 29 of the Interim Financial Statements for details.

	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015
Gold sales (oz)
Twangiza	17,197	24,578	24,459	25,321	26,492	25,224	31,303	34,467
Namoya	18,083	23,095	22,575	27,963	23,189	16,743	-	-
Total	35,280	47,673	47,034	53,284	49,681	41,967	31,303	34,467
($000’s)
Operating revenues	41,876	55,226	54,692	67,465	59,649	46,540	34,606	38,504
Production costs	(29,086)	(37,016)	(38,120)	(39,108)	(36,513)	(32,177)	(18,816)	(17,263)
Gross earnings before depletion and depreciation	12,790	18,210	16,572	28,357	23,136	14,363	15,790	21,241
Depletion and depreciation	(8,989)	(13,523)	(12,865)	(13,265)	(13,704)	(10,792)	(6,416)	(5,821)
Gross (loss) earnings from operations	3,801	4,687	3,707	15,092	9,432	3,571	9,374	15,420
Average gold price received ($/oz)	1,187	1,158	1,163	1,266	1,201	1,109	1,106	1,117
($000’s)
Impairment of mine under construction	-	-	-	-	-	-	(11,100)	(23,000)
Loss on Recapitalization	(9,969)	-	-	-	-	-	-	-
Finance expenses	(21,715)	(12,101)	(11,910)	(11,033)	(10,383)	(12,367)	(3,717)	(3,139)
Net loss	(21,787)	(15,620)	(9,979)	(3,046)	(14,326)	(23,714)	(19,446)	(12,211)

Due to the commencement of commercial production of the Namoya mine on January 1, 2016 materially impacting the financial statements, a comparison of quarterly trends from before that date is not meaningful.

While the average quarterly gold price realized ranged from $1,106 to $1,266 per ounce over the last eight quarters, the 2016 annual average realized gold price was $1,157 while the Q2 2017 realized gold price was $1,187. Operating revenues in each quarter of 2016 were greater than the corresponding 2015 periods due to the inclusion of Namoya gold sales (a total of 90,470 ounces in 2016) being partially offset by a decrease in Twangiza gold sales in each quarter (a decrease of 33,895 ounces from 2015). Q2 2017 operating revenues were impacted by lower than average gold ounces sold and gold price realized compared to the average of the prior seven quarters.

Quarterly production costs increased in 2016 (a total increase of $71,001 or 95%) compared with 2015 primarily due to the inclusion of Namoya’s production costs upon the commencement of commercial operations. While ounces of gold sold in 2016 increased quarterly year-over-year (a total of 56,575 ounces or 42% in 2016), gross earnings before depletion and depreciation were mixed on a quarterly basis year-over-year in 2016 with annual gross earnings before depletion and depreciation in 2016 totaling $82,428 compared to $81,793 in 2015. For the second quarter of 2017, production costs of $29,086 and gross earnings before depletion and depreciation of $12,790 were lower than the first quarter of 2017 and the fourth quarter of 2016 due to lower production levels and increases in inventory.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

The commencement of commercial production of Namoya was also primarily responsible for the quarterly increases in financing costs (previously capitalized) and depletion and depreciation in 2016 resulting in annual 2016 increases of $25,498 and $34,246, respectively. For the second quarter of 2017, financing costs of $29,832 were higher than the first quarter of 2017 and the second quarter of 2016 periods due to the fair value losses of $18,423 and transaction costs associated with the Recapitalization in April 2017.

In 2015, the Company recorded an impairment of mine under construction for the Namoya project for an aggregate amount of $84,300 in the second, third and fourth quarters. No impairment charges for mining properties were recorded in 2016 or 2017.

Primarily due to the above items, net loss over the last eight quarters was highly variable.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2017, the Company had cash of $3,492 compared to cash of $1,294 as well as $8,678 in cash reserved for interest payments on long-term debt as at December 31, 2016.

During the six-month period ended June 30, 2017, the Company spent $14,627 in cash on property, plant and equipment and $nil on the development of the Namoya mine (compared to $13,994 on property, plant and equipment and $13,515 spent on the development of the Namoya mine during the first six months of 2016). During the six-month period ended June 30, 2017, dividends of $1,648 with respect to the preferred and preference shares were paid. All preferred and preference shares were exchanged for common shares during the period and thus no accruals for dividends exist at June 30, 2016.

In April 2017, the Company entered into a new gold forward sale agreement with Baiyin in the amount of $5,000. This instrument was repurchased upon the closing of the Recapitalization for $5,027, representing a 15% internal rate of return to the holder as per the termination clause in the agreement.

The Company’s Old Notes with $175,000 in aggregate principal and Term Loan of $22,500 matured on March 1, 2017. Additionally, the preferred shares issued by subsidiaries Twangiza (Barbados) Limited and Namoya (Barbados) Limited with aggregate principal of $43,000 were to mature in June 2017. To address these near term maturities, in January 2017, the Company entered into a support agreement with major stakeholders to, among other things, refinance a total of $207,500 of outstanding debt (being the Old Notes, Term Loan, and Baiyin Loan), equitize outstanding Preferred Shares and raise $45,000 by way of a gold forward sale, by way of a plan of arrangement (the “Plan”) under the Canadian Business Corporations Act (“CBCA”) (the “Recapitalization”).

On April 19, 2017, the Company completed the Recapitalization, which resulted in the replacement of the maturing Old Notes of $175,000 and Term Loan of $22,500 with new $197,500 secured notes (“2017 Notes”) with a 4-year maturity. The series A preference shares of the Company and preferred shares of three of its Barbados subsidiaries (collectively the “Preferred Shares”) (including the value of accrued and unpaid dividends of $3,530) were converted into common shares of the Company, representing approximately 60% of the common shares of the Company on a fully-diluted basis. A new $45,000 secured gold forward sale was provided to the Company to be used for working capital and general corporate purposes, including payment of transaction costs and repayment of the Interim Loan. The maturity dates on the existing $10,000 Baiyin Loan were extended from July 15, 2018 and September 1, 2018 to February 28, 2020. As part of the Recapitalization, holders of the 2017 Notes were issued 575.11449 common shares of the Company per $1 of principal, in aggregate representing approximately 10% of the common shares of the Company on a fully-diluted basis. Outstanding stock options with an exercise price of Cdn$8.00 per share or higher were cancelled. Existing shareholders together with outstanding warrants and stock options not cancelled, in aggregate, retained approximately 30% of the common shares of the Company on a fully-diluted basis.

The Company believes that the Recapitalization improved the Company's liquidity and provided it with greater operating flexibility. However, this belief is based on certain assumptions, including, without limitation, assumptions about future gold prices, and the economic environment of future operations and development projects. Should any of those assumptions prove false, or if other unforeseen developments arise, the financial position of the Company may be materially adversely affected and the Company may not be able to pay its debts as they become due.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

The Company had a net loss of $37,407 for the six months ended June 30, 2017 (six months ended June 30, 2016 – net loss of $38,040) and as at June 30, 2017 had a working capital deficit of $11,697 (December 31, 2016 - $16,860, excluding long-term debt and preference shares).

The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding. In addition to the financings that closed in the current period including the Recapitalization and subsequently (see Subsequent Events) , management is exploring all available options to secure additional funding. Given the continuation of weak investor sentiment and capital market conditions, there exists significant uncertainty as to the Company’s ability to raise additional funds on favorable terms. In addition, the recoverability of the amounts shown as non-current assets is dependent upon the Company achieving its operational targets, the ability of the Company to obtain financing to complete the development of the properties where necessary, or alternatively, upon the Company’s ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

In the event the Company is unable to economically recover reserves, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company’s assets and liabilities could be subject to material adjustment and the Company may not be able to meet its obligations as they become due in the normal course of business. Furthermore, these conditions indicate the existence of a material uncertainty that raises substantial doubt as to the Company’s ability to continue as a going concern.

CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations as at June 30, 2017 are described in the following table:

Contractual Obligations	Payments due by period
		Less than one	One to three	Four to five
	Total	year	years	years
	($000's)	($000's)	($000's)	($000's)
Operating leases	463	222	241	-
Equipment financing	10,894	7,923	2,971	-
Loans	9,000	9,000	-	-
Derivative instruments	52,612	23,890	28,722	-
Long-term debt, including interest	280,914	20,850	68,983	191,081

RELATED PARTY TRANSACTIONS

As a result of the Recapitalization, “Gramercy” (meaning certain funds and accounts under management by Gramercy Funds Management LLC) and “Baiyin” (meaning affiliates of Baiyin Nonferrous Group Company, Limited) each now own approximately 30% of the outstanding common shares of the Company and are therefore related parties of the Company under IFRS.

Amounts owing to Gramercy and Baiyin and included in the interim condensed consolidated statement of financial position as at June 30, 2017 are as follows:

	Gramercy	Baiyin
	$	$
2017 Notes	73,428	50,728
2017 Notes accrued interest	694	479
Namoya gold forward sale agreement	21,332	21,332
Namoya deferred revenue	42,566	-
Twangiza deferred revenue	-	59,484
Twangiza gold forward sale agreement	6,406	-
Baiyin Loan	-	10,000

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

As at June 30, 2017, Gramercy and Baiyin owned 33,396 and 33,105 common shares respectively and 1,830 and 750 warrants respectively.

Interest expense on the portion of the 2017 Notes and Baiyin Loan owed to Gramercy and Baiyin for the April 20, 2017 to June 30, 2017 period totalled $2,099 and $1,667 respectively and are included in finance expense in the interim condensed consolidated statement of comprehensive loss.

During the April 20, 2017 to June 30, 2017 period, the approximate value of gold delivered to Gramercy and Baiyin related to deferred revenue and gold forward sales agreements were $1,740 and $658 respectively.

Upon completion of the Recapitalization, a total of 1,098,578 (109,858 after the Share Consolidation) common shares were issued and outstanding.

The Company’s related parties also include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and six month periods ended June 30, 2017 and 2016 was as follows:

	Q1 2017	Q1 2016	H1 2017	H1 2016
	($000's)	($000's)	($000's)	($000's)
Short-term employee benefits	914	728	1,744	1,531
Share-based payments	24	253	86	291
Other benefits	15	14	29	29
Employee retention allowance	8	25	35	84
	961	1,020	1,894	1,935

During the three and six month periods ended June 30, 2017, directors fees of $114 and $238, respectively, were incurred for directors of the Company (three and six month periods ended June 30, 2016 - $103 and $202 respectively). As at June 30, 2017, $30 was included in accrued liabilities as a payable to key management (December 31, 2016 - $270).

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS as issued by the International Accounting Standards Board (“IASB”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Interim Financial Statements included the following:

Provision for closure and reclamation

The Company’s operations are subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation. During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of a change over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

Impairment

Assets, including property, plant and equipment, and exploration and evaluation, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost of disposal and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Mineral reserves and resource estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimates and assumptions made may change if new information becomes available. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them.

Depletion of mining assets

The Company applies the units of production method for amortization of its mine assets in commercial production based on reserve ore tonnes mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves to be amortized under this method. Factors that are considered in determining reserves are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by appropriately qualified persons in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact profits and the carrying value of assets.

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is used. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the assets useful life. Asset useful lives and residual values are re-evaluated annually.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, development costs incurred are capitalized as part of mine under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

•	when the mine is substantially complete and ready for its intended use;

•	the ability to produce a saleable product;

•	the ability to sustain ongoing production at a steady or increasing level;

•	the mine has reached a level of pre-determined percentage of design capacity;

•	mineral recoveries are at or near the expected production level; and

•	the completion of a reasonable period of testing of the mine plant and equipment.

When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs cease. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements or mineable reserve development are assessed to determine whether capitalization is appropriate.

Provisions and contingencies

The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant laws and other appropriate requirements.

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

Financial instruments

The Company make judgements with respect to the timing of the extinguishment of financial instruments. These judgements are continuously evaluated and are based on the underlying nature of each financial instrument.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

With respect to financial instruments related to commodities, the Company made judgements with regards to their appropriate recognition and presentation based on the intent of the arrangement, the option to settle in cash and the impact of the Company’s quantity and timing of expected future production.

NEWLY APPLIED ACCOUNTING STANDARDS

The following amended standards were applied as of January 1, 2017:

•	IAS 7, Statement of Cash Flows (amendment); and

•	IAS 12, Income Taxes (amendment).

The adoption of these amended standards did not have a significant impact on the Company’s interim condensed consolidated financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014 and will replace IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations. IFRS 15 provides a more detailed framework for the timing of revenue recognition and increased requirements for disclosure of revenue. IFRS 15 uses a control-based approach to recognize revenue which is a change from the risk and reward approach under the current standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016 and will replace IAS 17 Leases. IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The mandatory effective date is for annual periods beginning on or after January 1, 2019. The Company is evaluating the impact of this standard on its consolidated financial statements.

CHANGE IN ACCOUNTING POLICY

During the six months ended June 30, 2017, the Company changed its accounting policy with respect to the treatment of exploration and evaluation costs. While the Company will continue to undertake exploration activities, the Company now expenses such costs to the interim condensed consolidated statement of comprehensive loss. Prior to this change in policy, such exploration and evaluation costs were capitalized to the interim condensed consolidated statement of financial position within the categories of “Exploration and evaluation” (for undeveloped mineral resources) and “property, plant and equipment” (as the sub-category “Mining assets” as these were the pre-development costs relating to the Company’s producing properties).

The Company believes that the new policy is preferable as it more closely aligns the accounting for these costs with the Company’s focus on its Twangiza and Namoya mining operations results and would therefore provide more relevant and reliable information about the effects of transactions, other events or conditions on the Company’s financial position, financial performance or cash flows.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

The impact of this voluntary change in the accounting policy on the interim condensed consolidated financial statements is primarily to eliminate capitalized exploration and evaluation costs and depreciation connected thereto from the interim condensed consolidated statement of financial position and to expense such costs to the interim condensed consolidated statement of comprehensive loss. Refer to the restated results within and Note 29 of the Interim Financial Statements for details on the impact of this change.

FINANCIAL INSTRUMENTS

Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash, restricted cash, trade and other receivables, loans, and trade and other payables approximate fair value due to their short-term nature. The fair values of financial assets and liabilities carried at amortized cost (excluding the Old Notes offering) are approximated by their carrying values (unless otherwise disclosed).

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not typically enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars and European Euros. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income (loss). The Company does not use derivative instruments to reduce its exposure to foreign currency risk. A 10 percent movement of the US dollar against foreign currencies is not expected to result in a significant impact on the financial statements.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

Credit Risk

Credit risk is the risk that a third party might fail to fulfil its performance obligations under the terms of a financial instrument. Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash, restricted cash and trade and other receivables. Cash are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash are held in Canada, Barbados and the DRC. The sale of goods exposes the Company to the risk of non-payment by customers. The Company manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations. The Company does not have any short-term investments.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash, existing credit facilities and capital markets. The Company is actively exploring additional financing options. Liquidity risks include production shortfalls at Twangiza and/or at Namoya, equipment breakdowns, or delays in completion schedules and the price of gold.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rate and share based payment costs.

Foreign Operations and Political Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain required financing because of the perceived investment risk.

Access to Capital Markets and Indebtedness Obligation Risk

In April 2017, the Company closed the Recapitalization, which included the issuance by the Company of $197,500 of 2017 Notes with an interest rate of 10% and a maturity date of March 1, 2021, and the execution by the Company of a new $45,000 gold forward sale agreement. Considering these instruments, together with additional financings carried out, the Company has a significant amount of indebtedness and other liabilities and obligations (collectively “Obligations”). The Company’s high level of Obligations could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to Obligations service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro’s inability to generate sufficient cash flows to satisfy its Obligations would materially and adversely affect the Company’s financial position and results of operations. If the Company cannot make scheduled payments on its Obligations, the Company will be in default and holders of the Obligations could declare all outstanding amounts to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The indenture under which the 2017 Notes were issued, as well as other financing agreements the Company is a party to, contain a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under these agreements could result in an event of default. In the event the repayment of indebtedness is accelerated under these agreements, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

Exploration and Development Risk

Certain of the Company's properties are in the exploration stage only and have not commenced commercial production. The Company currently does not generate income from properties under exploration. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

Mineral Reserve and Mineral Resource Estimates Risk

The Company's mineral resources and mineral reserves are estimates and no assurance can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental, Health and Safety Risk

The Company’s mining, exploration and development activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety and other related hazards and risks normally incident to gold mining operations, exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. A breach of such laws and regulations may result in significant fines and penalties. The Company intends to fully comply with all environmental and safety regulation applicable in the DRC and comply with prudent international standards.

Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

Reference is made to the Company's annual report on Form 20-F dated April 2, 2017 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. On May 23, 2017, the Share Consolidation occurred whereby all of the common shares issued and outstanding were consolidated on the basis of one common share in the capital of the Company for every 10 existing common shares. As at August 16, 2017, the Company had outstanding 109,858 common shares, stock options to purchase an aggregate of 1,071 common shares, warrants entitling the holders to purchase a total of 1,330 common shares of the Company at a price of Cdn$2.36 per share until August 18, 2017, and an additional 1,250 warrants (with each such warrant entitling the holder to purchase one common share of the Company at a price of $2.275 until February 26, 2019).

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. For the quarter ended June 30, 2017, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation and as a result of the material weakness described under the Internal Controls Over Financial Reporting section below, the Chief Executive Officer and the Chief Financial Officer concluded that, as of June 30, 2017, the disclosure controls and procedures were not effective.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

As at June 30, 2017, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework of 2013.

Based on that evaluation, and as at June 30, 2017, the Chief Executive Officer and the Chief Financial Officer identified a material weakness in the Company's internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim condensed consolidated financial statements will not be prevented or detected on a timely basis.

As a result of the departure of key corporate finance management personnel during the period, the Company was not able to maintain a sufficient complement of resources with the necessary expertise and experience in International Financial Reporting Standards necessary to operate and effectively execute the Company’s internal controls and procedures over significant, complex accounting matters, specifically relating to the Recapitalization transaction completed during the quarter. As a result of this material weakness, incorrect accounting principles were initially applied in the accounting for the Recapitalization transaction. The Company retained the services of an outside third party to assist in the completion of the accounting for the Recapitalization in order to prepare the interim condensed consolidated financial statements for the three and six months ending June 30, 2017 and potential misstatements identified were corrected.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the rorCompany’s internal control over financial reporting. Except for the material weakness described above, there have been no changes in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES

Management uses cash costs, all-in sustaining costs, average gold price received, gold margin, and EBITDA to monitor financial performance and provide additional information to investors and analysts. These measures do not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As these measures do not have a standardized meaning, they may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association that included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation . Cash cost per ounce is determined on a sales basis. The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

		Q2 2017			Q1 2017
	Twangiza	Namoya	Consolidated	Twangiza	Namoya	Consolidated
Mine Operating Costs ($)	18,279	19,796	38,075	26,217	24,322	50,539
Depreciation ($)	(3,882)	(5,107)	(8,989)	(6,172)	(7,351)	(13,523)
Cash Costs ($)	14,397	14,689	29,086	20,045	16,971	37,016
Sustaining Capital ($)	4,384	6,318	10,702	3,997	3,484	7,481
All-In Sustaining Cost - Mine Site ($)	18,781	21,007	39,788	24,042	20,455	44,497
General and Administrative Costs and Other ($)			3,774			3,401
All-In Sustaining Cost - Total ($)			43,562			47,898
Ounces Sold	17,197	18,083	35,280	24,578	23,095	47,673
Cash Cost per Ounce $/oz	837	812	824	816	735	776
All-In Sustaining Cost per Ounce - Mine Site $/oz	1,092	1,162	1,128	978	886	933
All-In Sustaining Cost per Ounce - Total $/oz			1,235			1,005

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

		Q2 2016
	Twangiza	Namoya	Consolidated
Mine Operating Costs ($)	24,259	25,958	50,217
Depreciation ($)	(5,889)	(7,815)	(13,704)
Cash Costs ($)	18,370	18,143	36,513
Sustaining Capital ($)	4,166	4,059	8,225
All-In Sustaining Cost - Mine Site ($)	22,536	22,202	44,738
General and Administrative Costs and Other ($)			4,916
All-In Sustaining Cost - Total ($)			49,654
Ounces Sold	26,492	23,189	49,681
Cash Cost per Ounce $/oz	693	782	735
All-In Sustaining Cost per Ounce - Mine Site $/oz	851	957	901
All-In Sustaining Cost per Ounce - Total $/oz			999

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

		H1 2017			H1 2016
	Twangiza	Namoya	Consolidated	Twangiza	Namoya	Consolidated
Mine Operating Costs ($)	44,496	44,118	88,614	45,802	47,384	93,186
Depreciation ($)	(10,054)	(12,458)	(22,512)	(11,306)	(13,190)	(24,496)
Cash Costs ($)	34,442	31,660	66,102	34,496	34,194	68,690
Sustaining Capital ($)	8,381	9,802	18,183	7,072	4,856	11,928
All-In Sustaining Cost - Mine Site ($)	42,823	41,462	84,285	41,568	39,050	80,618
General and Administrative Costs and Other ($)			7,175			8,845
All-In Sustaining Cost - Total ($)			91,460			89,463

Ounces Sold	41,775	41,178	82,953	51,716	39,932	91,648
Cash Cost per Ounce $/oz	824	769	797	667	856	750
All-In Sustaining Cost per Ounce - Mine Site $/oz	1,025	1,007	1,016	804	978	880
All-In Sustaining Cost per Ounce - Total $/oz			1,103			976

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

EBITDA is intended to provide additional information to investors and analysts to determine cash earnings before financing and taxes. The Company calculates EBITDA as net income or loss for the period excluding: interest, income tax expense, depreciation and amortization, and other isolated or non-recurring non-cash charges. EBITDA does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net loss for the period and EBITDA is presented below:

				Corporate
Q2 2017	Twangiza	Namoya	Total Mine	and	Consolidated
				Exploration
	$	$	$	$	$
Net income/(loss)	(756)	1,790	1,034	(22,821)	(21,787)
Loss on Recapitalization	-	-	-	9,969	9,969
Finance expenses	1,270	1,490	2,760	8,986	11,746
Other non-cash charges	311	(2,336)	2,025	(372)	(2,397)
Share-based payments	3	(6)	(3)	30	27
Depletion and depreciation	3,882	5,107	8,989	49	9,038
Taxes	-	-	-	-	-
EBITDA	4,710	6,045	10,755	(4,159)	6,596

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

				Corporate
Q1 2017	Twangiza	Namoya	Total Mine	and	Consolidated
				Exploration
	$	$	$	$	$
Net income/(loss)	(1,431)	1	(1,430)	(14,190)	(15,620)
Finance expenses	1,399	1,587	2,986	9,114	12,100
Other non-cash charges	1,021	24	1,045	1,355	2,400
Share-based payments	6	5	11	71	82
Depletion and depreciation	6,172	7,351	13,523	51	13,574
Taxes	-	-	-	-	-
EBITDA	7,167	8,968	16,135	(3,599)	12,536

				Corporate
H1 2017	Twangiza	Namoya	Total Mine	and	Consolidated
				Exploration
	$	$	$	$	$
Net income/(loss)	(2,187)	1,791	(396)	(37,011)	(37,407)
Loss on Recapitalization	-	-	-	9,969	9,969
Finance expenses	2,669	3,077	5,746	18,100	23,846
Other non-cash charges	1,332	(2,312)	(980)	983	3
Share-based payments	9	(1)	8	101	109
Depletion and depreciation	10,054	12,458	22,512	100	22,612
Taxes	-	-	-	-	-
EBITDA	11,877	15,013	26,890	(7,758)	19,132

				Corporate
Q2 2016	Twangiza	Namoya	Total Mine	and	Consolidated
				Exploration
	$	$	$	$	$
Net income/(loss)	2,382	(1,676)	706	(15,032)	(14,326)
Finance expenses	966	1,884	2,850	7,532	10,382
Other non-cash charges	2,631	260	2,891	3,284	6,175
Share-based payments	21	15	36	306	342
Depletion and depreciation	5,889	7,815	13,704	155	13,859
Taxes	-	-	-	-	-
EBITDA	11,889	8,298	20,187	(3,755)	16,432

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

				Corporate
H1 2016	Twangiza	Namoya	Total Mine	and	Consolidated
				Exploration
	$	$	$	$	$
Net income (loss)	1,420	(8,348)	(6,928)	(31,112)	(38,040)
Finance expenses	4,394	3,150	7,544	15,203	22,747
Other non-cash charges	5,466	1,693	7,159	8,439	15,598
Share-based payments	25	17	42	347	389
Depletion and depreciation	11,306	13,190	24,496	277	24,523
Taxes	-	-	-	-	-
EBITDA	22,611	9,702	32,313	(6,846)	25,467

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – SECOND QUARTER 2017

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, the Company uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this MD&A, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, any reserve and resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

U.S. investors are urged to consider closely the disclosure in the Company's Form 20-F Annual Report (File No. 001-32399), which may be secured from the Company, or from the SEC's website at http://www.sec.gov.